February 11, 2014

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Mark Shuman, Branch Chief—Legal

RE:	Patent Properties, Inc. (the “Company”)
Form S-1
File Number 333-191783
Post-Effective Amendment No. 4 to Registration Statement on Form S-1
File Number 333-180775

Dear Mr. Shuman:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statements so that such Registration Statements will become effective as of 4:30pm on February 13, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission “) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PATENT PROPERTIES, INC.

By:	/s/ Jonathan Ellenthal
	Name:	Jonathan Ellenthal
	Title:	Chief Executive Officer